PORCH & ASSOCIATES LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

EveryDay Contacts, Inc.

Financial Statements
and
Accountant's Compilation Report

December 31, 2019 and 2018

EveryDay Contacts, Inc.

Table of Contents

ACCOUNTANT'S COMPILATION REPORT 1

FINANCIAL STATEMENTS

    Balance Sheets 2

    Statements of Operations 3

    Statement of Changes in Stockholders' Equity 4

    Statements of Cash Flows 5

    Notes to Financial Statements 6

PORCH & ASSOCIATES LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

ACCOUNTANT'S COMPILATION REPORT

To the Owners and Management
EveryDay Contacts, Inc.
Albuquerque, New Mexico

Management is responsible for the accompanying financial statements of EveryDay Contacts, Inc., a corporation (EDC), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

As discussed in Note 12, it is evident that certain conditions indicate that EDC may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments to the financial statements that might be necessary should EDC be unable to continue as a going concern.

We are not independent with respect to EDC.

Porch & Associates LLC

Albuquerque, New Mexico
November 4, 2020

EVERYDAY CONTACTS, INC
BALANCE SHEETS
December 31, 2019 and 2018

ASSETS		2019	2018
Current Assets			
Cash	$	323,942	32,486
Prepaid insurance		594	-
Total current assets		324,536	32,486
Noncurrent Assets			
Fixed assets, net		1,351	-
Intellectual property, net		24,556	23,147
Total noncurrent assets		25,907	23,147
Total assets	$	350,443	55,633
LIABILITIES AND STOCKHOLDERS' EQUIT			
Current Liabilities			
Accounts payable	$	22,465	30,969
Payroll taxes payable		3,293	3,950
Deferred salary payable		13,700	6,850
Short term note payable		1,000	-
Total current liabilities		40,458	41,769
Long-term Liabilities			
Convertible notes payable		-	450,000
Accrued interest on convertible notes payable		-	11,201
Total long-term liabilities		-	461,201
Total liabilities		40,458	502,970
Stockholders' Equity			
Common stock; $0.001 par value; 30,000,000 shares authorized; 7,000,000 and 7,000,000 shares issued and outstanding, respectively		7,000	7,000
Preferred stock; $0.001 par value; 10,000,000 shares authorized; 5,662,690 and 0 shares issued and outstanding, respectively		5,663	-
Additional paid in capital		1,354,398	-
Additional paid in capital - stock options		7,063	-
Receivable from stockholde		(7,000)	(7,000)
Accumulated deficit		(1,057,139)	(447,337)
Total stockholders' equity		309,985	(447,337)
Total liabilities and stockholders' equity	$	350,443	55,633

Unaudited - for management purposes only
See Accountant's Compilation Report
The accompanying footnotes are an integral part of this report

EVERYDAY CONTACTS, INC.
STATEMENTS OF OPERATIONS
Years Ended December 31, 2019 and 2018

	2019	2018
Revenues		
Contract services	$ 750	4,880
General and Administrative Expenses		
Accounting	15,077	5,095
Bank fees	60	78
Cleaning and maintenance	2,165	437
Conferences	800	-
Consulting services	219,288	22,133
Contract services	400	77,126
Corporate filings	3,061	-
Depreciation and amortization	2,955	618
Development	15,221	-
Dues, fees, subscriptions	105	314
Gross receipts tax	5,328	-
Information technology	-	1,865
Insurance	1,162	2,894
Interest	8,860	11,201
Legal	30,897	17,873
Marketing	7,425	50,539
Meals	835	398
Office	7,002	6,425
Postage and shipping	10,970	1,747
Rent - lab equipment	3,850	-
Rent - lab space	37,941	47,018
Research and development	4,935	6,869
Salaries - deferred	6,850	6,850
Salaries and related taxes	175,745	158,808
Software	7,430	2,600
Stock option compensation	7,063	-
Supplies and materials	2,869	1,070
Telephone and internet	1,684	509
Training	974	-
Travel	26,450	29,750
Utilities	3,150	-
Total general and administrative expenses	610,552	452,217
Net loss	$ (609,802)	(447,337)

EVERYDAY CONTACTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Preferred Stock		Additional Paid-in Capital	Note Receivable From Shareholder	Accumulated Deficit	Total
	Shares	Value	Shares	Value				
Balance, May 9, 2018 (inception)	- $	-	- $	- $	- $	- $	- $	-
Issuance for common stock for a note receivable - May 2018	7,000,000	7,000	7,000,000	7,000	-	(7,000)	-	-
Net loss	-	-	-	-	-	-	(447,337)	(447,337)
Balance, December 31, 2018	7,000,000 $	7,000	- $	- $	- $	(7,000) $	(447,337) $	(447,337)
Issuance for common stock for cash and convertible notes, April 2019	-	-	4,144,111	4,144	820,917	-	-	825,061
Issuance for common stock for cash, May 2019	-	-	85,714	86	29,914	-	-	30,000
Issuance for common stock for cash, October 2019	-	-	1,432,865	1,433	503,567	-	-	505,000
Stock option compensation	-	-	-	-	7,063	-	-	7,063
Net loss	-	-	-	-	-	-	(609,802)	(609,802)
Balance, December 31, 2019	7,000,000 $	7,000	5,662,690 $	5,663 $	1,361,461 $	(7,000) $	(1,057,139) $	309,985

Unaudited - for management purposes only
See Accountant's Compilation Report
The accompanying footnotes are an integral part of this report
4

EVERYDAY CONTACTS, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2019 and 2018

		2019	2018
Cash Flows From Operating Activities			
Net loss	$	(609,802)	(447,337)
Adjustments to reconcile net loss to			
cash used by operating activities:			
Depreciation and amortization		2,955	618
Stock option compensation		7,063	-
Changes in assets and liabilities:			
Prepaid insurance		(594)	-
Accounts payable		(8,504)	30,969
Deferred salary payable		6,850	6,850
Payroll taxes payable		(657)	3,950
Accrued interest on convertible notes payable		(11,201)	11,201
Net cash used by operating activities		(613,890)	(393,749)
Cash Flows From Investing Activities			
Purchase of fixed assets		(1,620)	-
Investment in intellectual property		(4,095)	(23,765)
Net cash used by investing activities		(5,715)	(23,765)
Cash Flows From Financing Activities			
Cash received from stockholders		885,061	-
Cash received from the issuance of a short term note payable		1,000	-
Cash received from the issuance of convertible notes		25,000	450,000
Net cash provided by investing activities		911,061	450,000
Net change in cash and cash equivalents		291,456	32,486
Cash and cash equivalents, beginning of period		32,486	-
Cash and cash equivalents, end of period	$	323,942	32,486
Supplemental Cash Flow Information			
Cash paid for interest	$	-	-
Cash paid for income taxes	$	-	-
Convertible notes and interest converted to common shares	$	570,015	-

EVERYDAY CONTACTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

NOTE 1. BACKGROUND INFORMATION

EveryDay Contacts, Inc. (EDC) was incorporated in the State of Delaware on May 9, 2018. EDC operates a research, development, and production facility in Albuquerque. EDC prepares contact lenses with a patent pending surface technology that improves the wettability and comfort of silicon hydrogel contact lenses.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of EDC is presented to assist in the understanding of EDC's financial statements. The financial statements and notes are the representations of EDC's management who is responsible for their integrity and objectivity.

The Financial Accounting Standards Board (FASB) has issued the Accounting Standards Codification (ASC or the Codification) as the source of authoritative accounting principles recognized by the FASB to be used by nongovernmental entities when preparing financial statements in accordance with Generally Accepted Accounting Principles (GAAP) in the United States. The Codification essentially reduces the GAAP hierarchy to two levels: authoritative and non-authoritative, with the Codification being authoritative GAAP.

Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents. For purposes of the statements of cash flows, EDC considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fixed Assets, Net. Fixed assets are stated at cost and consists of optical testing equipment. Depreciation is computed using the straight-line method over the lives of the assets, which is five years.

Intellectual Property, Net. Intellectual property is stated at cost and consists of legal fees and other expenses for patents. Amortization is computed using the straight-line method over the lives of the assets, which is ten years.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue and Cost Recognition. EDC follows ASC 606 and recognizes revenue only when all of the following criteria have been met:

- Persuasive evidence of an arrangement exists;

- Delivery has occurred or services have been rendered;

- The fee for the arrangement is fixed or determinable; and

- Collectability is reasonably assured.

Persuasive Evidence of an Arrangement – EDC documents all terms of an arrangement in a written contract signed by the customer prior to recognizing revenue.

Delivery Has Occurred or Services Have Been Performed – EDC performs all services or delivers all products prior to recognizing revenue. Professional consulting services are considered to be performed when the services are complete.

The Fee for the Arrangement Is Fixed or Determinable – Prior to recognizing revenue, a customer's fee is either fixed or determinable under the terms of the written contract.

Collectability Is Reasonably Assured – EDC determines that collectability is reasonably assured prior to recognizing revenue. Collectability is assessed on a customer by customer basis based on criteria outlined by management. EDC does not enter into arrangements unless collectability is reasonably assured at the outset. If it is determined during the arrangement that collectability is not reasonably assured, revenue is recognized on a cash basis.

Cost are recognized when paid or when EDC incurs an obligation to pay for goods or services, whichever occurs first.

Income Taxes. Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB ASC 740. As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EDC has implemented the accounting guidance for uncertainty in income taxes using the provisions of FASB ASC 740. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the positions will be sustained upon examination by the tax authorities.

As of December 31, 2019 and 2018, EDC had no uncertain tax positions, or interest and penalties, that qualify for either recognition or disclosure in the financial statements.

With few exceptions, EDC is no longer subject to U.S. federal, state, and local income tax examinations by tax authorities for years before 2018.

Rights and Privileges of Capital Stock and Preferred Stock. As of December 31, 2018, the authorized capital of the EDC consisted of 10,000,000 shares of capital stock comprised common stock with a par value of $0.001 per share. EDC had 7,000,000 shares issued and outstanding as of December 31, 2018.

As of December 31, 2019, EDC had the authority to issues 40,000,000 shares consisting of 30,000,000 shares of common and 10,000,000 shares of preferred, both at $0.001 par value. EDC had 7,000,000 shares of common and 5,662,690 shares of preferred outstanding as of December 31, 2019.

Shares may but need not be represented by certificates. Unless otherwise provided by law, the rights and obligations of stockholders are identical whether or not their shares are represented by certificates.

The business and affairs of EDC shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of EDC. In furtherance of and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of EDC is expressly authorized to make, amend or repeal Bylaws of EDC.

The Board of Directors shall consist of no less than one person. The number of directors may from time to time be designated by the then-existing Board of Directors. Directors shall be elected by the stockholders at each annual stockholders meeting to hold office until the next annual meeting of the stockholders and until their respective successors are elected and qualified. Directors need not be stockholders.

Stock Option Plan. In May 2018, EDC adopted a Stock Option Plan (Plan) that provides for the granting of stock options to certain key employees. The Plan reserves 3,000,000 shares of common stock. Options under the Plan are to be granted at no less than fair market value of the shares at the date of grant.

EVERYDAY CONTACTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

NOTE 3. RECEIVABLE FROM STOCKHOLDER

The receivable from stockholder represents the sale of 7,000,000 shares of stock to a shareholder for the initial capitalization of EDC. ASC 505-10-45-1 and 45-2 require notes receivable from the issuance of stock to be presented as a contra-equity account. Accordingly, the note receivable from a shareholder has been presented in the stockholders' equity section of the balance sheet.

NOTE 4. FIXED ASSETS, NET

There were no fixed asset transactions during the year ending December 31, 2018. Fixed asset transactions for the year ending December 31, 2019 are as follows:

	Dec. 31, 2018	Additions	Disposals	Dec. 31, 2019
Optical testing equipment	$ -	1,621	-	**1,621**
Accumulated depreciation	-	(270)	-	**(270)**
Total fixed assets, net of depreciation	$ -	1,351	-	**1,351**

NOTE 5. INTELLECTUAL PROPERTY, NET

Intellectual property transactions for the year ending December 31, 2018 are as follows:

	Dec. 31, 2017	Additions	Disposals	Dec. 31, 2018
Intellectual property	$ -	23,765	-	**23,765**
Accumulated amortization	-	(618)	-	**(618)**
Total intellectual property, net of amortization	$ -	23,147	-	**23,147**

Intellectual property transactions for the year ending December 31, 2019 are as follows:

	Dec. 31, 2018	Additions	Disposals	Dec. 31, 2019
Intellectual property	$ 23,765	4,094	-	**27,859**
Accumulated amortization	(618)	(2,685)	-	**(3,303)**
Total intellectual property, net of amortization	$ 23,147	1,409	-	**24,556**

NOTE 6. DEFERRED SALARY PAYABLE

Deferred salary payable represents payroll payments due to management that were not paid due to cash constraints.

EVERYDAY CONTACTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

NOTE 7. SHORT TERM NOTE PAYABLE

Short term notes payable are balances due to a shareholder for EDC expenses paid for with the shareholders personal money.

NOTE 8. NOTES AND CONVERTIBLE NOTES PAYABLE

EDC issued $450,000 in convertible notes during the year ending December 31, 2018, with interest payable at 6%. These notes converted on April 16, 2019 at a conversion price of $0.15 per share. EDC issued $100,000 in notes payable during the year ending December 31, 2019, with interest payable at 6%. These notes converted on April 16, 2019 at a conversion price of $0.35 per share. EDC accrued $11,201 and $8,860 in interest payable during the years ending December 31, 2018 and 2019, respectively.

NOTE 9. STOCK OPTION EXPENSE

EDC recognized $7,063 and $0 for in compensation for stock option vesting at December 31, 2019 and 2018, respectively. Stock options were valued using a Section 709A valuation report obtained by EDC and dated June 21, 2018 which valued EDC's shares at $0.01 per share. Stock options vest over 48 months with a one-year cliff. The Board may designate certain options as vesting upon issuance.

NOTE 10. NET OPERATING LOSSES AND INCOME TAXES

For the years ended December 31, 2019 and 2018, EDC incurred net operating losses and, accordingly, no provision for income taxes has been recorded.

For financial reporting purposes, EDC has incurred a loss in each period since its inception. Based on the available objective evidence, including EDC's history of losses, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, EDC provided for a full valuation allowance against its net deferred tax assets as of December 31, 2019 and 2018, respectively.

As of December 31, 2019, EDC has available unused net operating losses that may be applied against future taxable income and that expire as follows:

Year Incurred	Net Operating Loss Carryforward	Federal Year of Expiration	State Year of Expiration
Dec. 31, 2018	$ 446,417	2038	2037
Dec. 31, 2019	604,590	2039	2038
	$ 1,051,007		

NOTE 11. TRANSACTIONS WITH RELATED PARTY

Management of EDC is also the management of Lotus Leaf Coatings, Inc (LL). EDC and LL have executed the following agreements:

Services Agreement – Effective as of June 8, 2018. The agreement is to co-locate EDC and LL by having EDC sublease office space and contract for the use of LL's equipment. EDC pays $3,000 per month to LL, of which $2,400 is for the rental of lab space, $350 is for the rental of lab equipment, and $250 is for utilities. EDC pays actual cost for any other services or products provided by LL.

In addition, under the services agreement EDC will produce for LL hydrophilic and hydrophobic coatings as requested by LL. EDC provides, free of charge, up to 20 liters of coating per month to LL for samples or small orders. For orders larger than 20 liters or total samples in excess of 20 liters per month, EDC charges LL $4.00 per liter. LL pays actual cost for any other services or products provided by EDC.

The term of the services agreement is perpetual unless terminated by either party as defined in the agreement.

License Agreement – Effective as of June 7, 2018. The agreement allows EDC to license from LL the patent rights and technology owned by LL in order to develop and commercialize processes, methods, and marketable products. EDC is obligated to LL to pay three percent of net sales of licensed products.

The term of the license agreement is perpetual and may only be terminated under the conditions defined in the license agreement.

NOTE 12. GOING CONCERN

EDC is a startup company that is dependent upon outside investor funding to support EDC until it is mature enough to support itself on company generated cash flow. The entire premise of the business model is built upon a novel technology that requires FDA approval prior to generating sales. Management started EDC with complete knowledge that there would be a period of time between the inception of EDC and the future point in time where EDC could support itself upon cashflow. To date, EDC has been able to generate outside investment from accredited investors to develop its technology and business relationships. EDC's current plans involve securing additional outside investment from a both existing investors in EDC and new unrelated investors.

NOTE 13. SUBSEQUENT EVENTS

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued or are available to be issued. EDC recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. EDC's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet, but arose after the balance sheet date and before financial statements are available to be issued.

EDC has evaluated subsequent events through November 4, 2020 which is the date the financial statements are available to be issued. The following material subsequent events occurred:

- Subsequent to year-end, the United States and global economies experienced significant declines resulting from uncertainty caused by the world-wide coronavirus pandemic. The effects of the pandemic on the future financial results of EDC are unknown.

- In the second quarter of the year ending December 31, 2020, EDC raised $240,000 in convertible notes to provide additional runway and adapt to changes caused by the COVID-19 pandemic. These notes plus interest converted into Series Seed Preferred Stock on October 30, 2020.